SUB-ITEM 77D(g)

                            POLICIES WITH RESPECT TO
                              SECURITY INVESTMENTS

                              AIM INVESTMENT FUNDS


The Board of Trustees (the board) of AIM Investment Funds on behalf of AIM Libra Fund (the "Fund") adopted resolutions approving changes to the disclosure regarding market capitalization in the investment strategies section of the prospectus.